SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Mecox Lane Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

58403M201

(CUSIP Number)

SINA Corporation

20/F Beijing Ideal International Plaza

No. 58 Northwest 4th Ring Road

Haidian District, Beijing, People’s

Republic of China

Telephone: +86 10 5898 3010

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Michael Gisser

Julie Gao

Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower, The Landmark

15 Queen's Road Central

Hong Kong

+852 3740 4700

May 20, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	Names of Reporting Persons SINA Corporation
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 ordinary shares
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 0 ordinary shares
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 0%
14	Type of Reporting Person CO

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed by SINA Corporation (“SINA”).

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed by SINA with the  Securities and Exchange Commission (the “SEC”) on April 1, 2011 (the “Schedule 13D”) and the statement on amendment No. 1 to the Schedule 13D filed by SINA with the SEC on  January 30, 2014 (“Amendment No. 1”), with respect to the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Mecox Lane Limited, a Cayman Islands company (the “Issuer”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Closing of the Share Purchase Agreement

On May 20, 2014, pursuant to the terms and subject to the conditions of  the share purchase agreement entered into by and amongst Maxpro Holdings Limited, Ever Keen Holdings Limited, First Flite Holdings Co. Ltd., Brilliant King Group Limited, SINA (each a “Seller” and collectively, the “Sellers”) and Cnshangquan E-Commerce Co., Ltd. (the “Buyer”), dated January 29, 2014 (the “Share Purchase Agreement”), SINA sold and the Buyer purchased 76,986,529 Ordinary Shares of the Issuer, representing approximately 16% of the total issued and outstanding Ordinary Shares of the Issuer for a purchase price of US$0.157142 per Ordinary Share of the Issuer. Pursuant to the Share Purchase Agreement, each Seller caused (i) its designee to resign from the board of directors of the Issuer (each a “Seller Director”), effective as of the closing date under the Share Purchase Agreement, and (ii) the board of directors of the Issuer approved the appointment of the persons specified by the Buyer to replace each such resigning Seller Director. The information disclosed in this Item 4 is qualified in its entirety by the Share Purchase Agreement, which was filed as Exhibit A to Amendment  No. 1, and is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

( a) –(b)	As of the date of this statement, SINA does not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)	Except for the transactions described in Item 4, SINA has not effected any transactions in the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	May 20, 2014

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference in this Item 6, and is qualified in its entirety by the Share Purchase Agreement, which was filed as Exhibit A to Amendment No. 1, and is incorporated herein by reference in its entirety.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2014

By:	/s/ Herman Yu
Name:	Herman Yu
Title:	Chief Financial Officer